FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 2, 2018

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains the Summary of the resolutions adopted in the Extraordinary General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on May 2, 2018, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg, immediately after the adjournment of the Annual General Meeting of Shareholders of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2018.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

TENARIS S.A.
Société anonyme

Registered office:
L-2227 Luxembourg
29, avenue de la Porte-Neuve
R.C.S. Luxembourg B 85 203
www.tenaris.com

Summary of the resolutions adopted in the Extraordinary General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on May 2, 2018, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg, immediately after the adjournment of the Annual General Meeting of Shareholders of the Company.

1.       The amendment of the first sentence of the sixth paragraph of article 11 “Powers” of the Company’s articles of association to read as follows: “In case the shares of the Company are listed on one or more regulated markets, the Company shall have an Audit Committee composed of at least three (3) members, the majority of which shall qualify as Independent Directors; provided, however, that the composition and membership of the Audit Committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets).”

The Extraordinary General Meeting of Shareholders resolved to amend the first sentence of the sixth paragraph of article 11 “Powers” of the Company’s articles of association to read as set forth on the first agenda item.

2.        The amendment of first paragraph of article 15 “Date and Place” of the Company’s articles of association to read as follows: “The annual general meeting shall meet each year in Luxembourg, at the place indicated in the notices of meeting, within six (6) months from the end of the previous financial year.”

The Extraordinary General Meeting of Shareholders resolved to amend the first paragraph of article 15 “Date and Place” of the Company’s articles of association to read as set forth on the second agenda item.